April 5, 2011

Mr. Jeffrey S. Burge
Chief Financial Officer
Nevada Property 1 LLC
3708 Las Vegas Boulevard South
Las Vegas, Nevada 89109

> **Re: Nevada Property 1 LLC**
> **Form 8-K**
> **Filed December 20, 2010**
> **File No. 000-53938**

Dear Mr. Burge

      We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

Sincerely,

Robert F Telewicz Jr
Staff Accountant